TurboPass Corporation

software technology automotive saas b2b

Paperless and instant way to verify income when buying a car

NOSTIPS.COM AUSTIN



I've been in the automotive finance industry for the last 33 years. I grew up in the business and I know the risk, pain, and hassle of providing personal papers to auto dealers in order to receive firm credit offers. We care because TIME is our most important resource.

Michael Jarman Co-Founder/CEO @ TurboPass Corporation

Why you may want to support us...

1. #1 Toyota and #1 Chevy Dealers in Austin as early customers!
2. Users include #1 Independent Auto Lender in the USA, Westlake Financial (with over 14,000 dealers)
3. Traction from paying dealer subscribers!
4. Solves BIG problems and payment delays for buyers/sellers/creditors!!
5. Launching pilots with 2 of the Top 3 Auto Lenders in the USA
6. Launching pilots with at least 1 major publicly-traded auto dealer group in the coming weeks.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Michael Jarman
Co-Founder/CEO
Besides my family, I'm proudest of the contributions I've made to enterprises from early traction to ultimate success. Along with great partners, I've helped build great solutions and experiences that materially improved the lives of others.

Kenneth Jarman
Co-Founder/COO
Between having 4 boys with my wife Amanda, I CoFounded and operated Sierra Motors & Sierra Acceptance in San Antonio, Texas for 10 years. Prior to Sierra, I held leadership positions for Group1Automotive, Mercury & Reliance Acceptance Corporation.

Jude Samson
Board Member/CTO
In my family and professional life, creating an environment where people grow together is my greatest accomplishment. I specialize in developing business models, process design & networks focused on unleashing human potential.

Joshua Dockery
Director of Product Development
(Besides TurboPass) I'm most proud of stabilizing the early product at PHAROS through scale and profitability, My favorite early creation was my College Robotic Tank built with predictive targeting, planning, and advanced mapping capabilities.

Zahid Kassem
EVP - Business Development
In a 27 year career, I led Enterprise Fraud & Dealer Risk Strategy at Santander, Ally, and NetSpend. I'm a proud family man and serve on the Boards @ The Aga Khan Council and the National Safety and Security portfolio.

Andrew Polito
Fractional - Chief Financial Officer
As a CoFounder of Proximity Learning, I led the company from idea to a successful exit in 2019. My young family keeps me busy while serving as the Fractional CFO for TurboPass and other Austin startups in my role as the Founder @ The Ronin Society.

In the news

AFN Announces DEMOvation Participants
Auto Finance News has selected seven startup companies to compete in the third annual DEMOvation Challenge, a showcase of new technology. The event, sponsored by Market Scan, takes place at the Auto Finance
September 20, 2019 @ autofinancenews.net

PODCAST: TurboPass' mission to mitigate risk connected with income verification
FORT WORTH, Texas - Validating a customer's income and other financial information is one of the most important parts of underwriting. Start-up company TurboPass, which is powered by FormFree, says its
August 15, 2018 @ autoremarketing.com

Auto Dealers Stack Deck Against Subprime Woes!
Subprime auto loans have been in the headlines over the past couple of years with concern that we are headed into another credit crisis abyss. Rising defaults and delinquency rates are cited as predictors of that
August 7, 2018 @ cbtnews.com

Downloads

TurboPassWefunderDeck.pdf

The Story of TurboPass

Product Video

Problem

It takes a long time for car dealers to receive proof of income from customers. More importantly, this proof of income is often fake.

This proof of income comes in the form of paper-based pay stubs and bank statements.

Every year, there's a 4.5 billion problem with income fraud in the automotive sector.

Solution

We help car dealers verify and get proof of income from their customers fast. By doing this, dealers can sell more cars.

Faster and more secure way to gather sensitive docs without paper.

Traction

Suddenly, Westlake Financial (with over 14,000 dealerships) started referring dealerships from around the country to TurboPass to help them streamline their verifications of income and employment. This success with Westlake has us on the verge of testing the platform with 3 out of the top 5 auto lenders in the USA.We learned a lot from our first dealer users! We learned about how the TurboPass process was helping our dealers SELL MORE CARS. We also learned how we were helping people qualify for better financing terms.

How We Make Money

Please include how you plan to make money i.e. On average, $300/month x 10,000 car dealers = $36M/year as the total addressable market. For any projections though, please state that they are only projections.

How it Works

Here, please concisely explain how the product works.

1. Dealers invites customer on TurboPass dashboard to place order.

2. The customer gets a text/email with a link. Choose the bank account, authenticate, the system verifies account. Choose 5 bank accounts. Finish process in 1min.

3. Customer receives PDF of their TurboPass report in dashboard. Untouched by human hands— received directly from Financial Institution.

Press

In Mid-2019 TurboPass was chosen as a Finalist in the Auto Finance News "DemoVation" contest, and our CEO, Michael Jarman, participated in the DEMO Pitch Competition in San Diego, California.

The audience was made up of the largest auto lenders in the world like Ford Credit, ALLY, CapitalOne Auto Finance, Santander/Chrysler Capital, Wells Fargo Dealer Services, Westlake Financial and others.


TurboPass
AUTO FINANCE
SUMMIT

TurboPass selected as a Finalist in the Auto Finance News "DemoVation" contest.

Michael was also asked to speak to the NAF (National Auto Finance Association) Conference during their "Fraud Friday" sessions. Michael shared how modern digital validation and unique data-distribution technology can virtually eliminate fraud (and speed up the process for everyone) in the auto finance industry.



Michael Jarman speaking at the National Auto Finance Association "Fraud Friday" Panel

Investor Q&A

– COLLAPSE ALL

What does your company do?

TurboPass digitally transforms the validation of income, employment, and identity, for buyers, sellers and creditors.

Where will your company be in 5 years?

We hope (but cannot guarantee) to be a $100mm Revenue company with strong returns for investors as we deliver more equitable credit opportunities for Americans.

Why did you choose this idea?

I've been in the automotive finance industry for the last 33 years. I grew up in the business and I know the risk, pain, and hassle of providing personal papers to auto dealers in order to receive firm credit offers. We care because TIME is our most important resource.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The US Auto Industry has a $6B annual problem with automotive finance fraud, particularly affecting borrowers with limited or challenged credit.

Consumers, Sellers, and Banks, are harmed by unscrupulous (bad actors) in the industry and a new regulatory landscape is forcing dealerships to modernize their credit processing practices.

What is your proudest accomplishment?

Our company has solved an age-old problem for buyers, dealers and lenders.

By focusing on solving problems at the point of sale/credit, we are opening up space for TRUST to be restored to downstream stakeholders of the credit sale transaction.

How far along are you? What's your biggest obstacle?

Lender Acceptance leads to Dealership Adoption.
We are now accepted by the largest independent auto lender in the USA, Westlake Financial and are beginning a pilot with the #1 Auto Lender in the USA.

Upon successful pilots (we are discussing with 2 other Top 3 auto lenders), we will have an open roadmap to sign all 18,000 franchise dealers and over 50,000 independent (auto) dealerships in the USA. Not to mention the thousands of RV, Boat and Motorsport sellers in North America.

Lender acceptance gives us a "hunting license" and as the lenders begin to engage further, we believe they will also become customers as they see the benefits of clearing income and employment verification, using the (low IT cost) TurboPass platform.

Who are your competitors? Who is the biggest threat?

Equifax (The Work Number)
Finicity (with Experian Boost)

What do you understand that your competitors don't?

We believe consumers will share their data (contextually) to receive credit offers that benefit them.

Systems like Experian Boost are looking to keep an open harvesting pipe to personal data and constantly share (good or bad) information to the credit bureaus.
Equifax's (WorkNumber) product is a static database with a < 30% "hit" rate of US Employers.

With a 90% completion rate, TurboPass allows a buyer/borrower to share their information at the appropriate time for credit evaluation.

TurboPass then (shares with the parties relevant to the sale), closing the order upon

completion of the transaction, never storing personal information.

How will you make money?

Our subscriber base is currently sellers (auto/RV dealers). However, we are offering a consumer-based TurboPass (Kinda like a Disney FastPass) to be used by car buyers as a "Pre-shopping" tool. All they'll share when they arrive at a dealership is their unique TurboPass "code", and will not have to provide any further personal papers or sensitive documents in their sales finance process. The dealer can then share the unique "token" with downstream partners and lenders who also accept TurboPass.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

As with most startups, capital risk (lack of capital over a 3-year time horizon), is our biggest risk.

However, the landscape is target-rich for pivots (within the credit sale market, RVs, Motorsports etc). PLUS other vertical markets like the medical industry.

As Medicare and the Insurance industry move toward outcome-based medicine and "means testing" the American medical system faces challenges measuring patients' ability to pay for services like elective procedures, out of pocket expenses, and qualification for subsidies and/or free/discounted Rx medications.

We are exploring some early tests with specialty doctor group/hospital groups to explore TurboPass Medical space opportunities.

What do you need the most help with?

Capital, Lender acceptance, and wider dealer adoption.
Outbound salesperson, 1-2 inside sales associates.

What would you do with the money you raise?

Marketing and Sales $550,000
Product Development $400,000
Team Building $550,000
Total $1,500,000

First $50,000 Hire Outbound Sales Associate
Next $50,000 Beef Up Product Feature set
Next $50,000 Secure Inbound Sales Associate
Next $50,000 Deploy Front End / Marketing Plan
Next $50,000 Secure Tradeshow 12 mo. Schedule